June 9, 2016

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-06-16

QUATERRA RELEASES RESULTS OF SIXTH DRILL HOLE AT BEAR
COPPER DEPOSIT, YERINGTON, NEVADA

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced results from Hole GHH-001, the sixth and last hole of a drill program to explore and further define the Bear deposit, a large porphyry copper system on the Company’s 52-square mile property in the historic Yerington Copper District of Nevada. The drill program is being funded with option payments to SPS by Freeport-McMoRan Nevada LLC (“Freeport Nevada”).

Highlights

Hole GHH-001, the sixth and final drill-hole of the current program, is located in Ground Hog Hills about 6,000 feet south of previous SPS holes. It was drilled vertically to a depth of 2,017.5 feet and cased for possible future deepening. Sporadic zones of copper mineralization were intersected which are interpreted as an extension of Bear mineralization to the north.

Table 1. Significant intercepts from Ground Hog Hills drill hole GHH-001*

HOLE GHH- 001	From	To	Interval	Interval	%	ppm	ppm	ppm
	feet	feet	feet	meters	Cu	Mo	Au	Ag
	350.0 536.7 956 1606.6	380.0 665.3 1000.7 1651	30.0 128.6 44.7 44.4	9.1 39.2 13.6 13.5	0.15 0.21 0.11 0.23	<2 14 3 48	0.007 0.016 0.017 0.014	0.6 <0.5 <0.5 <0.5

*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization.
Note: 1 ppm = 1 gram per tonne

Discussion

Hole GHH-001, located in an area with no historic drilling, was drilled to a depth of 400 feet with an RC rig. Mineralization included ten feet of supergene enriched chalcocite mineralization averaging 0.33% copper beginning at a depth of 230 feet and 30 feet of oxide copper averaging 0.15% copper beginning at 350 feet. Core drilling below 400 feet intersected primary chalcopyrite mineralization, including 128 feet of 0.21% copper and narrow, widely spaced sulfide veins containing elevated to highly anomalous antimony, arsenic, cobalt, zinc, molybdenum, gold, silver and copper averaging greater than one per cent. This mineralization occurs within a propylitically altered cap interpreted to overlie potassically altered copper mineralization at depth.

The entire six-hole exploration drilling program, which commenced in August 2015, totaled 20,274.5 feet. The five holes at Bear, including twin hole B-048, totaled 18,257 feet. Results from Hole B-048 supported historic assays from Hole 23B drilled in 1966 by Anaconda. Drilling results from holes B-049 to B-052 were successful in extending the Bear mineralization an additional 2,000 feet north-northeast by 3,000 feet northwest-southeast, with the average mineralized intercept in these four step-out holes averaging approximately 1,000 feet in thickness. The Bear system remains open in three directions. Copper mineralization is overlain by ubiquitous propylitic alteration with moderate to strong phyllic alteration, often laced with tourmaline veining and flooding. Significantly higher grades, if present, will most likely be found where quartz monzonite is cut by quartz monzonite porphyry dikes as occurs at the nearby Yerington mine. (Please see separate drill hole press releases on the Company website for more details).

The Bear porphyry copper deposit currently covers more than two square miles. Work is underway to identify the most prospective areas for additional drilling, both within the area of widely spaced historic drill holes and beyond the limits of known mineralization.

Hole locations are shown on a map available on Quaterra’s website at http://quaterra.com/projects/quaterras-yerington-copper-projects/bear-deposit/. A video of the current drill-program at the Bear deposit is available for viewing on the Company website at http://quaterra.com/quaterra-video-2015-bear-drilling/.

For background on the Bear deposit, Quaterra’s Yerington project and the option agreement with Freeport Nevada please see the news release dated November 17, 2015, or visit the Company website at www.quaterra.com.

Quality assurance and control

Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA – Inspectorate America Corporation, an ISO certified assaying/geochemistry facility, in Reno, Nevada, for sample preparation. Gold analyses are assayed in Bureau Veritas’ lab in Reno using their “FA430” procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas’ lab in Vancouver, B.C., Canada, for analysis using their “MA 300” procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

SPS engaged a reverse circulation (RC) drill rig for a portion of hole GHH-001 located at Ground Hog Hills. RC samples were shipped to the Bureau Veritas Minerals NA facility in Reno, Nevada, for sample preparation and analyses following the same procedure and protocol, including inserted blanks and standards, as that of the core samples described above.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, "expects", and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include or assume that the Company will receive all option payments owing, that exploration results on the Bear deposit will define further mineralization, that historic exploration results will be confirmed by new exploration, that further drilling will extend the boundaries of the known high-grade mineralized area, and that drill results from the current drill program point to a large copper system. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.